82.4776

Saipem

Via Martiri di Cefalonia 67
20097 San Donato Milanese (MI)
Telex: 310246 Eni-Saipem
Fax: 02/52044667
Tel. centralino: 02/5201

Società per Azioni
Sede Legale in San Donato Milanese
Via Martiri di Cefalonia 67
Capitale Sociale Euro 440.962.000 i. v.
Registro delle Imprese di Milano, Codice Fiscale 00825790157
Partita IVA: 00825790157
R.E.A. Milano n. 788744

Società soggetta all'attività di direzione
e coordinamento dell'Eni S.p.A.

OCT 4 - 2004

1086

Eni
GROUP

Rif./Prot. SEGR/ 320
San Donato M.se, September 30, 2004

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

04045289

Re: Saipem S.p.A. - File No. 82.4776

SUPPL

Dear Sirs,

Please find enclosed the following documents that are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

- Saipem Press Release dated 24th August 2004
- Saipem Press Release dated 16th September 2004
- Saipem Press Release dated 20th September 2004
- Second Quarter Report at 30th June 2004

PROCESSED
OCT 05 2004
THOMSON
FINANCIAL

Each document indicates the file number in the upper right hand corner of each unbound page.

If you have any questions or comments or require further information, please contact Mr. Alessandro Bernini, telephone number -- (2) 52034293 or Mr. Michele Nebbioli, telephone number -- (2) 52054276.

Yours faithfully,

Saipem S.p.A.
Administration, Finance and Control
Senior Vice President
(Alessandro Bernini)

dlw 10/5

LLOYD'S REGISTER QUALITY ASSURANCE ISO9001
UKAS QUALITY MANAGEMENT



Eni GROUP

Saipem

Second quarter report

at 30th June

2004

82.4776

Saipem

Second Quarter Report

at 30th June

2004

contents

Approved by the Board of Directors at the meeting of 28th July 2004

Quarterly reports are not subject to audit

Economic and Financial data (million €)

	Second Quarter			First Half		
	2003	2004	Var.%	2003	2004	Var.%
Operating revenues	1,065	1,006	(5.5)	1,868	1,911	2.3
Contribution from operations	107	97	(9.3)	195	185	(5.1)
Operating income	79	68	(13.9)	138	127	(8.0)
Capital expenditure	41	40	(2.4)	133	88	(33.8)

	31st December 2003	30th June 2004
Net debt:		
- medium/long term	578	567
- short term	375	442
Total	**953**	**1,009**

Results from operations

	Second Quarter			First Half		
	2003	2004	Var.%	2003	2004	Var.%
Offshore Construction						
- subsea pipeline laid (km)	380	387	1.8	426	659	54.7
- structures installed (tons)	43,215	51,120	18.3	52,424	78,020	48.8
Offshore Drilling						
- metres drilled	43,300	31,959	(26.2)	70,949	59,700	(15.9)
- wells drilled	23	27	17.4	33	35	6.1
Leased FPSO						
- FPSO vessels' utilisation (days)	91	91	-	181	181	-
Onshore Construction						
- pipeline laid (km)	192	45	(76.6)	222	73	(67.1)
- structures installed (tons)	6,650	3,123	(53.0)	9,350	9,567	2.3
Onshore Drilling						
- metres drilled	102,125	90,879	(11.0)	200,288	193,612	(3.3)
- wells drilled	35	19	(45.7)	64	51	(20.3)
estimated average equipment utilisation (%)	84	76	(9.5)	84	76	(9.5)

Revenues by business sector

(million €)

	Second Quarter			First Half		
	2003	2004	Var.%	2003	2004	Var.%
Offshore Construction	612	604	(1.3)	1,033	1,171	13.4
Offshore Drilling	92	76	(17.4)	153	140	(8.5)
Leased FPSO	10	16	60.0	17	24	41.2
Onshore Construction	205	157	(23.4)	383	278	(27.4)
Onshore Drilling	51	39	(23.5)	97	78	(19.6)
Liquefied Natural Gas	50	54	8.0	97	97	-
Maintenance Modification and Operation	45	60	33.3	88	123	39.8
Total	**1,065**	**1,006**	**(5.5)**	**1,868**	**1,911**	**2.3**

Revenues by geographical area

(million €)

	Second Quarter		First Half	
Geographical area (*)	**2003**	**2004**	**2003**	**2004**
Italy	12	25	23	57
Rest of Europe	184	157	303	238
C.S.I.	142	125	271	209
Rest of Asia	111	123	224	250
North Africa	173	160	273	336
West Africa	367	372	646	740
Americas	76	44	128	81
Total	**1,065**	**1,006**	**1,868**	**1,911**

(*) Final destination of services

New contracts awarded to Saipem Group				(million €)
	Second Quarter		First Half	
	2003	2004	2003	2004
Saipem S.p.A.	180	139	608	252
Group companies	1,209	870	1,922	1,682
Total	**1,389**	**1,009**	**2,530**	**1,934**
Offshore Construction	933	577	1,628	1,122
Offshore Drilling	26	8	200	40
Leased FPSO	10	9	11	9
Onshore Construction	132	72	326	319
Onshore Drilling	26	9	49	37
Liquefied Natural Gas	210	210	213	213
Maintenance Modification and Operation	52	124	103	194
Total	**1,389**	**1,009**	**2,530**	**1,934**

New contracts awarded



million euros
3,000
2,500
2,000
1,500
1,000
500
0
2,530
103
213
49
326
11
200
1,628
1,934
194
213
37
319
9
40
1,122
First Half 2003
First Half 2004
Offshore Construction
Offshore Drilling
Leased FPSO
Onshore Construction
Onshore Drilling
LNG
MMO

Order backlog		(million €)
	31st December 2003	30th June 2004
Offshore Construction	3,265	3,216
Offshore Drilling	499	399
Leased FPSO	142	127
Onshore Construction	776	817
Onshore Drilling	179	138
Liquefied Natural Gas	318	434
Maintenance Modification and Operation	46	117
Total	**5,225**	**5,248**

Backlog by geographical area		(million €)
Geographical area	**31st December 2003**	**30th June 2004**
Italy	19	35
Rêst of Europe	488	854
C.S.I.	1,028	893
Rest of Asia	741	1,137
North Africa	833	598
West Africa	1,969	1,612
Americas	147	119
Totale	**5,225**	**5,248**

Order backlog by geographical area at 30th June 2004


West Africa
1,612
C.S.I.
893
Rest of Europe
854
119
Americas
598
1,137
Rest of Asia
North Africa
Italy

Preparation criteria

The financial statements for the period ended 30th June 2004 have been prepared based on the criteria set out by the Companies' and Stock Exchange National Commission ('Commissione Nazionale per le Società e la Borsa - CONSOB) pursuant to regulation 11971 dated 14th May 1999 and subsequent amendments, and applying the guidelines of the "Consiglio Nazionale dei Dottori Commercialisti e dei Ragionieri".

The economic information provided in this report refers to the second quarter 2004 as well as the second quarter 2003. Financial data refers to 30th June 2004 and 31st December 2003. The accounting principles adopted are consistent with those used in the preparation of the Consolidated Financial Statements at 31st December 2003. The financial tables have been compiled to allow easy comparison with the six-monthly and annual reports.

As stated in the valuation criteria utilised in the preparation of the Annual Financial Statements at 31st December 2003, contract work in progress includes extra revenues from additional works following modifications to the original contracts when they can be reasonably undertaken. Owing to the ever-increasing volumes generated by EPIC (Engineering, Procurement, Installation and Construction) type projects, which are intrinsically highly complex, large-scale, long-term and involve a high level of unpredictability, the financial statements shall include expected additional revenues even before a formal agreement with the counterpart is reached.

Unless otherwise indicated, data is expressed in millions of euros.

In accordance with CONSOB regulations, quarterly reports are not subject to audit.

Economic results

Foreword

As previously stated, revenues and associated profit levels, particularly in the Offshore and Onshore Construction sectors, L.N.G. (Liquefied Natural Gas), and, to a lesser extent, in the Drilling, Leased FPSO and M.M.O. (Maintenance, Modification and Operation) sectors, are not consistent over time, as they are not only influenced by market performance but also by climatic conditions and individual project schedules. Consequently, the results from any one particular fiscal period or fraction thereof can vary significantly, thereby precluding a direct comparison with the same period in other fiscal years and do not allow for extrapolation of figures from a single quarter to the entire year.

Consolidated income statement (million €)

	Second Quarter			First Half		
	2003	2004	Var.%	2003	2004	Var.%
Operating revenues	1,065	1,006	(5.5)	1,868	1,911	2.3
Other revenues and income	3	4		4	5	
Purchases, services and other costs	(744)	(707)		(1,250)	(1,317)	
Payroll and related costs	(181)	(177)		(355)	(352)	
Gross operating income	143	126	(11.9)	267	247	(7.5)
Amortisation, depreciation and write-downs	(64)	(58)		(129)	(120)	
Operating income	79	68	(13.9)	138	127	(8.0)
Financial expenses, net	(13)	(11)		(26)	(22)	
Income from investments	6	3		8	7	
Income before income taxes	72	60	(16.7)	120	112	(6.7)
Income taxes	(18)	(15)		(30)	(28)	
Net income before minority interest	54	45	(16.7)	90	84	(6.7)
Minority interest	-	(1)		-	(2)	
Net income for the period	54	44	(18.5)	90	82	(8.9)
Cash flow (net income + depreciation and amortisation)	118	102	(13.6)	219	202	(7.8)

In line with the annual financial statements and the six-monthly report, this quarterly report includes the reclassified consolidated income statements by destination of costs.

This reclassification is normally used to analyse the positive and negative income components, which determine the contribution from operations (i.e. operating income before general and administrative expenses) for the various business sectors in which Saipem operates.

Operating income and costs by destination (million €)

	Second Quarter			First Half		
	2003	2004	Var.%	2003	2004	Var.%
Operating revenues	1,065	1,006	(5.5)	1,868	1,911	2.3
Operating costs	(913)	(868)		(1,593)	(1,651)	
Idle costs	(26)	(20)		(41)	(38)	
Selling expenses	(19)	(21)		(36)	(36)	
Research and development costs	(1)	(1)		(4)	(3)	
Other operating income, net	1	1		1	2	
Contribution from operations	107	97		195	185	
General and administrative expenses	(28)	(29)		(57)	(58)	
Operating income	79	68	(13.9)	138	127	(8.0)

Second Quarter

Revenues for the second quarter 2004 amounted to 1,006 million euros, a decrease of 59 million euros versus the second quarter 2003, following the completion, during 2003, of important projects in Saudi Arabia, Kazakhstan and Nigeria in the Onshore Construction sector.
Operating costs amounted to 868 million euros, a decrease of approximately 4.9% versus those for the same period 2003. The decrease in operating costs is linked to lower volumes generated during the period.
Labour costs amounted to 177 million euros, a slight decrease versus the second quarter 2003.
Contribution from operations in the second quarter 2004 amounted to 97 million euros, a decrease of 10 million euros versus the second quarter 2003, which has been analysed in depth under the various business units.
General and administrative expenses in the second quarter 2004 amounted to 29 million euros, in line with the expenses for the same quarter the previous year.
Hence, operating income stood at 68 million euros.

First Half

Revenues for the first half 2004 amounted to 1,911 million euros, an increase of 43 million euros versus the first half 2003, mainly due to higher levels of activity in the Offshore Construction sector.
Operating costs amounted to 1,651 million euros, an increase of approximately 3.6% versus those for the same period 2003. Higher operating costs are linked to the growth in revenues in addition to greater use of third party services resulting from the greater incidence of EPIC (Engineering, Procurement, Installation, Construction) type projects.
Labour costs amounted to 352 million euros, effectively unchanged versus the first half 2003.
Contribution from operations in the first half 2004 amounted to 185 million euros, a decrease of 10 million euros versus with the first half 2003. This decrease is related entirely to the second quarter 2004.
General and administrative expenses in the first half 2004 amounted to 58 million euros, in line with the expenses for the same period the previous year.
Hence, operating income stood at 127 million euros.

Human Resources

The following table provides comparable data related to average employment levels at the end of 2003 and the first half 2004.

Average workforce

	Year 2003	30th June 2004
Italian personnel	2,332	2,420
French personnel	3,862	3,772
Other nationalities	17,002	15,732
Total	**23,196**	**21,924**
Offshore Construction	6,128	6,754
Offshore Drilling	1,081	1,087
Leased FPSO	43	84
Onshore Construction	9,680	8,207
Onshore Drilling	2,521	2,119
Liquefied Natural Gas	687	693
Maintenance Modification and Operation	1,630	1,500
Staff positions	1,426	1,480
Total	**23,196**	**21,924**
No. of engineers at end of period	**3,382**	**3,425**

Workforce



18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
Italian personnel
French personnel
Other nationalities
Year 2003
30th June 2004

Consolidated balance sheet and financial position

(million €)	31st December 2003		30th June 2004	
Net tangible fixed assets		1,694		1,699
Net intangible fixed assets		851		832
Tangible and intangible assets, net		2,545		2,531
- Offshore Construction	1,127		1,118	
- Offshore Drilling	656		664	
- Leased FPSO	89		84	
- Onshore Construction	244		244	
- Onshore Drilling	95		89	
- Liquefied Natural Gas	193		192	
- Maintenance Modification and Operation	85		81	
- Other	56		59	
Financial investments		26		25
Non-current assets		**2,571**		**2,556**
Working capital	(79)		43	
Provision for contingencies	(117)		(133)	
Net current assets		**(196)**		**(90)**
Employee termination benefits		**(31)**		**(32)**
Capital employed		**2,344**		**2,434**
Net equity		**1,368**		**1,402**
Minority interest in net equity		**23**		**23**
Net debt		**953**		**1,009**
Cover		**2,344**		**2,434**
Issued and outstanding shares		**440,713,700**		**440,958,400**

Investments

(million €)	Second Quarter		First Half	
	2003	2004	2003	2004
Offshore Construction	12	17	48	35
Offshore Drilling	8	14	31	27
Leased FPSO	7	1	36	1
Onshore Construction	5	2	6	12
Onshore Drilling	3	2	3	3
Liquefied Natural Gas	4	1	4	4
Maintenance Modification and Operation	-	-	-	-
Saipem Offices	2	3	5	6
Total	**41**	**40**	**133**	**88**

Investments in the first half 2004 amounted to 88 million euros (133 million in the same period 2003) and consisted mainly of the following: upgrading works on the semi-submersible drilling platforms Scarabeo 3, Scarabeo 4 and the jack-up Perro Negro 3; the purchase of plant and equipment required to carry out the Sakhalin project in Russia; the development of a fabrication yard in Kazakhstan and the expansion of the yards in Angola and Nigeria.

Net financial debt

Net financial debt at 30th June 2004 amounted to 1,009 million euros, versus 953 million at 31st December 2003.

The income generated during the period (202 million euros), the disposal of tangible assets (4 million euros) and the increase in employee termination benefits (1 million euros) only partially compensated for capital expenditure in tangible and intangible fixed assets (88 million euros), the increase in net current assets (96 million euros), payments of dividends (65 million euros), the purchase of treasury shares (10 million euros) and the effect of exchange rate conversions of financial statements in other currencies (4 million euros).

This resulted in an increase in net financial debt of 56 million euros.

In the second quarter 2004, net financial debt increased by 67 million euros from 942 million euros at 31st March 2004 to 1,009 million euros at 30th June 2004. This variation is mainly attributed to payment of shareholders dividends.

The company's financial position at 30th June 2004 shows short-term net financial debt of 442 million euros (375 million at 31st December 2003) and medium/long term financial debt of 567 million euros (578 million at 31st December 2003).

New contracts

In the first half 2004, Saipem was awarded new contracts totalling 1,934 million euros (2,530 million euros in the same period 2003), of which 1,162 million euros in the Offshore sectors (Construction and Drilling).

The most significant orders awarded in the second quarter 2004 include:

Offshore Construction

- on behalf of Hong Kong Electric Company Ltd, the EPIC-type "Lamma" contract in China, comprising engineering, procurement, transport and installation of a subsea gas export pipeline linking the Guangdong regasification terminal in China to Lamma island off the coast of Hong Kong;

- on behalf of CNR International (Côte d'Ivoire) s.a.r.l., the EPIC-type "Espoir" contract in the Ivory Coast, comprising engineering, procurement, construction, commissioning, transport and installation of a wellhead and associated facilities, in addition to three flowlines and associated flexible risers, connecting spools and necessary pipelines;

- on behalf of Norsk Hydro, the "Ormen Lange" project in the Norwegian sector of the North Sea, comprising transport and installation of two subsea pipelines at depths of approximately 900m;

- on behalf of PTT Public Company Ltd, an EPIC type project for the "Third Transmission Pipeline for Offshore Platform System" in Thailand, comprising engineering, procurement, construction, transport and installation of production facilities (jacket, tripods, flare booms, topsides);

- on behalf of Eni S.p.A. Gas & Power, the "Sircos" project, comprising engineering, procurement, construction and testing of a system for the repair of subsea pipelines in ultra deep waters.

Onshore Construction

- on behalf of Oman Refinery Company, the EPC type "Mina Al Fahal" project in Oman, comprising engineering, procurement, construction and commissioning of a pipeline and associated facilities, in addition to fibre-optic cabling for the whole line;

- on behalf of Maroc Phosphore, the "Ammonia" project in Morocco, comprising the construction of two storage tanks.

Onshore Drilling

- on behalf of Emir Oil, the two-month lease of a rig in Kazakhstan;

- on behalf of Eni Dacion BV, the two-month lease of a rig in Venezuela.

Liquefied Natural Gas (L.N.G.)

- on behalf of Gaz de France, the EPC type "Fos Cavaou" project in France comprising engineering, procurement and construction of all facilities for a regasification terminal, including three storage tanks and maritime works.

Maintenance Modification and Operation (M.M.O.)
- on behalf of TotalFinaElf, the extension of contracts for operations in France;

- on behalf of Shell, the extension of contracts for operations in Nigeria;

- on behalf of Eni E&P, maintenance of upstream installations in Italy.

At end of June 2004, the backlog stood at 5,248 million euros (5,225 million euros at 31st December 2003).

Management expectations for 2004

The markets in which Saipem operates appear on balance to be good; the Drilling sectors, despite some residual weakness, are showing signs of recovery, the Onshore Construction sector offers good prospects in the medium term, the re-gasification terminal sector is experiencing rapid growth and further expansion continues in the Offshore Construction sector, both in terms of pipelaying and large EPIC contracts in frontier areas.
The high level of oil industry spending is creating a favourable market for oil services companies, in spite of which many have delivered negative results over the past few years.
This introduces instability and some operating difficulty throughout the oil service industry which may also affect healthy oil services contractors, since, especially on EPIC contracts, they utilise the services of many other companies as partners, suppliers or subcontractors.

Thanks to its reliability and competitiveness, Saipem is expected to benefit from the positive market trend in the second half of the year.
In 2004, the management envisages exceeding the record revenues of 2003, and to achieve a level of contract acquisitions that would further boost the backlog at the end of 2004.
A phenomenon that adversely affects Saipem's profit levels is the appreciation of the Euro against the US Dollar, considering that approximately 70% of Saipem's revenues are denominated in the American currency, whilst costs from the Milan and Paris operating centres as well as almost all depreciation and amortisation, a total of approximately 600 million per annum, are denominated in euros.
The impact of the Euro appreciation is felt after approximately one year, i.e. the time lag between contract acquisition (and hedging) and execution.
As a result the average invoice exchange rate in 2003 was 1 (whilst the average Euro/USD ratio in the same period was 1.13).
In 2004, the combination of contracts in the backlog at end 2003 to be executed during the current year, along with contracts already won and to be acquired in 2004, is expected to lead to an approximate average invoice exchange rate of 1.15.
Euro appreciation from 1 to 1.15 results in a reduction in the euro-equivalent contribution from USD-denominated contracts (translation effect), estimated at approximately 30 million euros.
The effect of the company's Euro-denominated structural costs is expected to determine a further reduction in operating income estimated at 50 million euros.

However, Saipem's distinctive capabilities and competencies, the substantial order backlog and the additional cost synergies resulting from Bouygues Offshore's integration are expected to counteract the negative effects of the Euro appreciation and, also owing to a forecast decreased financial burden, underpin expectations for 2004 of attaining results in line with or close to the record level achieved in 2003; specifically

- volumes are expected to grow on account of the substantial order backlog at the end of June 2004 and the good overall trend of the reference market;

- in those business sectors and those areas where US competition is weakest, it is possible to gradually transfer to prices the effects of the Euro's appreciation;

- in 2004, further cost savings in the region of 20 million euros are expected from the integration with Bouygues Offshore;

- the average financial debt for 2004 is envisaged to be lower than 2003.

Capital expenditure for 2004 is confirmed to be approximately 200 million euros, and involves maintenance and upgrade of the fleet and equipment, project-specific investments and the development of yards in Kazakhstan, Nigeria and Angola.

Forward-looking statements are based on a number of assumptions and expectations that could ultimately prove inaccurate, as they are subject to risks and variables outside the company's control. These include: currency fluctuations, interest rate fluctuations, the level of capital expenditure in the oil and gas industry, as well as other industries, political instability in the Persian Gulf and/or other regions and actions by the competition. Moreover, contract execution is also subject to variables, such as weather conditions. Actual results could therefore differ materially from the forward-looking statements.

Offshore Construction

(million €)

	Second Quarter		First Half	
	2003	2004	2003	2004
Operating revenues	612	604	1,033	1,171
Operating expenses, net of cost of materials	(415)	(428)	(704)	(868)
Cost of materials	(111)	(99)	(177)	(154)
Depreciation and amortisation	(26)	(21)	(47)	(44)
Contribution from operations (*)	60	56	105	105
Saipem s.a. goodwill amortisation	(5)	(5)	(11)	(11)
Contribution from operations, net	55	51	94	94
New orders awarded	933	577	1,628	1,122

(*) Operating income before general and administrative expenses

The backlog at 30th June 2004 amounted to 3,216 million euros, of which 1,475 million are to be realised in the second half 2004.

- Operating revenues in first half 2004 amounted to 1,171 million euros, a 13.4% increase versus the same period 2003, mainly due to the full-scale operations of EPIC (Engineering, Procurement, Installation, Construction) type projects in West and North Africa.

- Contribution from operations in the first half 2004 amounted to 105 million euros, in line with the same period 2003, with profitability falling from 10.2% to 9%. This decrease in margin is related to the greater volumes generated by EPIC type projects as well as the US Dollar devaluation.
  Contribution from operations, net of goodwill amortisation, stood at 94 million euros, with profitability at 8% of revenues (first half 2003: 94 million euros, equal to 9.1% of revenues).

(million €)

	Second Quarter		First Half	
	2003	2004	2003	2004
Operating revenues	92	76	153	140
Operating expenses	(63)	(50)	(99)	(87)
Depreciation and amortisation	(9)	(10)	(17)	(20)
Contribution from operations (*)	20	16	37	33
New orders awarded	26	8	200	40

(*) Operating income before general and administrative expenses

The backlog at 30th June 2004 amounted to 399 million euros, of which 137 million are to be realised in the second half 2004.

- Operating revenues for the first half 2004 showed an 8.5% decrease versus the same period 2003, attributable to the inactivity of Scarabeo 4, Perro Negro 3 and Perro Negro 5, which was only partially compensated for by the full-scale operations by the semi-submersible platform Scarabeo 5 and the drillship Saipem 10000.

- Contribution from operations in the first half 2004 decreased by 4 million euros versus the first half 2003, with a margin on revenue declining from 24.2% to 23.6%. The reduction in profitability is attributable to the aforementioned inactivity of certain vessels.

- Vessel utilisation was as follows:

Vessel	Days under contract	
Semi-submersible platform Scarabeo 3	62	a
Semi-submersible platform Scarabeo 4	–	b
Semi-submersible platform Scarabeo 5	182	
Semi-submersible platform Scarabeo 6	147	c
Semi-submersible platform Scarabeo 7	182	
Drillship Saipem 10000	182	
Jack up Perro Negro 2	182	
Jack up Perro Negro 3	–	a
Jack up Perro Negro 4	182	
Jack up Perro Negro 5	–	d

a = for the remaining days (to 182) the vessel underwent upgrading works in readiness for a new contract.
b = the vessel underwent structural repairs.
c = for the remaining days (to 182) the vessel underwent structural repairs.
d = the vessel was idle.

Leased FPSO

(million €)

	Second Quarter		First Half	
	2003	2004	2003	2004
Operating revenues	10	16	17	24
Operating expenses	(4)	(8)	(6)	(12)
Depreciation and amortisation	(4)	(3)	(7)	(5)
Contribution from operations (*)	2	5	4	7
New orders awarded	10	9	11	9

(*) Operating income before general and administrative expenses

The backlog at 30th June 2004 amounted to 127 million euros, of which 26 million are to be realised in the second half 2004.

- In the first half 2004, operating revenues showed a 7 million euro increase versus the same period 2003. Contribution from operations amounted to 7 million euros, a 3 million euro increase versus the first half 2003, due to the "Prestige" project, involving oil recovery operations from the wreck of the Prestige tanker.

- The production units FPSO-Firenze and FPSO-Mystras have been in continuous operation since the beginning of the year. The FPSO-Jamestown was sold to third parties during the second quarter as it became surplus to operational requirements.

(million €)

	Second Quarter		First Half	
	2003	2004	2003	2004
Operating revenues	205	157	383	278
Operating expenses, net of cost of materials	(136)	(111)	(244)	(185)
Cost of materials	(44)	(26)	(85)	(55)
Depreciation and amortisation	(7)	(5)	(17)	(11)
Contribution from operations (*)	18	15	37	27
Saipem s.a. goodwill amortisation	(2)	(2)	(4)	(4)
Contribution from operations, net	16	13	33	23
New orders awarded	132	72	326	319

(*) Operating income before general and administrative expenses

The backlog at 30th June 2004 amounted to 817 million euros, of which 269 million are to be realised in the second half 2004.

- Operating revenues in the first half 2004 fell by 105 million euros, a 27.4% decrease versus the same period 2003, following the completion of large projects in Kazakhstan, Saudi Arabia and Nigeria, which was only partially compensated for by the full scale operations of projects in North Africa and the commencement of the Sakhalin project in Russia.

- Contribution from operations, in the first half 2004, amounted to 27 million euros, equal to 9.7% of revenues, versus 37 million euros, equal to 9.7% of revenues for the same period 2003. This reduction in margin is entirely due to lower volumes. Contribution from operations, net of goodwill amortisation, stood at 23 million euros, with profitability at 8.3% of revenues (first half 2003: 33 million euros, equal to 8.6% of revenues).

Onshore Drilling

(million €)

	Second Quarter		First Half	
	2003	2004	2003	2004
Operating revenues	51	39	97	78
Operating expenses	(39)	(30)	(73)	(59)
Depreciation and amortisation	(5)	(4)	(11)	(9)
Contribution from operations (*)	7	5	13	10
New orders awarded	26	9	49	37

(*) Operating income before general and administrative expenses

The backlog at 30th June 2004 amounted to 138 million euros, of which 44 million are to be realised in the second half 2004.

- Operating revenues for the first half 2004 show a 19.6% decrease versus those of the same period 2003, mainly attributable to reduced activities in West and North Africa.

- Contribution from operations in the first half 2004 decreased by 3 million euros versus the same period last year, with a slight margin reduction. This is due to reduced volumes of activity generated during the period.

- Average utilisation of rigs stood at 76% (84% in the first half 2003); rigs were located as follows: 11 in Peru, 8 in Saudi Arabia, 6 in Venezuela, 3 in Italy, 3 in Algeria, 2 in Egypt, 1 in Kazakhstan and 1 in Nigeria.
  In addition, 5 third-party rigs were deployed in Peru and 1 in Kazakhstan by the joint-venture company SaiPar.
  Finally, 1 rig owned jointly with third parties operated in Kazakhstan.

Liquefied Natural Gas (L.N.G.)

(million €)

	Second Quarter		First Half	
	2003	2004	2003	2004
Operating revenues	50	54	97	97
Operating expenses	(40)	(46)	(76)	(77)
Depreciation and amortisation	(2)	(2)	(5)	(5)
Contribution from operations (*)	8	6	16	15
Saipem s.a. goodwill amortisation	(2)	(2)	(4)	(4)
Contribution from operations, net	6	4	12	11
New orders awarded	210	210	213	213

(*) Operating income before general and administrative expenses

The backlog at 30th June 2004 amounted to 434 million euros, of which 95 million are to be realised in the second half 2004.

- Operations carried out mainly in India and Spain enabled the company to achieve operating revenues of 97 million euros in the first half 2004, in line with the same period the previous year.

- In the first half 2004, contribution from operations, net of goodwill amortisation, amounted to 11 million euros, with profitability equal to 11.3% of revenues (first half 2003: 12 million euros, equal to 12.4% of revenues).
  The slight decrease in margin is attributable to the fact that recently acquired projects are in their initial stages.

Maintenance, Modification and Operation (M.M.O.)

(million €)

	Second Quarter		First Half	
	2003	2004	2003	2004
Operating revenues	45	60	88	123
Operating expenses	(43)	(55)	(83)	(112)
Depreciation and amortisation	-	(1)	(1)	(2)
Contribution from operations (*)	2	4	4	9
Saipem s.a. goodwill amortisation	(1)	(1)	(2)	(2)
Contribution from operations, net	1	3	2	7
New orders awarded	52	124	103	194

(*) Operating income before general and administrative expenses

The backlog at 30th June 2004 amounted to 117 million euros, of which 77 million are to be realised in the second half 2004.

- Operational activities, carried out mainly in France, Italy, West Africa and Russia enabled operating revenues for the first half 2004 to reach 123 million euros, a 39.8% increase over the same period 2003, due to operations in Italy which started in the second half 2003.

- In the first half 2004, contribution from operations net of goodwill amortisation, amounted to 7 million euros, with profitability equal to 5.7% of revenues (first half 2003: 2 million euros equal to 2.3% of revenues).

Saipem

A Joint Stock Company with Registered Office
in San Donato Milanese (MI), Italy
Fully paid-up Share Capital Euro 440,958,400
Fiscal Code and Milan Companies' Register No. 00825790157
Other offices:
Cortemaggiore (PC) - Via Enrico Mattei, 20

Website: www.saipem.eni.it
Operator: +39-025201

Information for Shareholders
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI)

Relations with istitutional investors and financial analysts:
Fax: +39-0252054295
E-mail: investor.relations@saipem.eni.it

Publications

Second Quarter Report at 30th June 2004 (in English)
Relazione trimestrale al 30 giugno 2004 (in Italian)
First Quarter Report at 31st March 2004 (in English)
Relazione trimestrale al 31 marzo 2004 (in Italian)
Financial Report at 31st of December 2003 (in English)
Bilancio al 31 dicembre 2003 (in Italian)

Health, Safety Environment 2003 (in Italian and English)

Also available on Saipem's website: www.saipem.eni.it

Design: Fausta Orecchio/Orecchio acerbo
Cover: Lorenzo Mattotti
Printed by: Impronta Grafica - Cantù


Eni
GROUP
Saipem
Società per Azioni - Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI) - Tel. +39.02.5201 - Fax +39.02.52054295 - www.saipem.eni.it

RECD S.E.C.

OCT 4 - 2004

1086

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

For the months of August 2004, September 2004

Saipem S.p.A.
(Exact name of Registrant as specified in its charter)

Via Martiri di Cefalonia 67 - 20097 San Donato Milanese - Italy
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F).

Form 20-F ____ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes __X__ No ____

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82.4776

Saipem

Eni
GROUP

Press Release

Saipem awarded new contracts in North Sea and Nigeria for a total amount of approximately 220 million Euro

Saipem has been awarded two lump sum turnkey contracts for a total amount of approximately 220 million Euro.

In the offshore construction segment, Saipem has been awarded the lump sum contract for the installation of a pipeline to transport natural gas crossing the North Sea continental shelf of Netherlands and UK from Callantsoog on the north western Dutch coast to Bacton on England's east coast.

The contract has been awarded by BBL Company, and has a total value in excess of 100 million Euro. The scope of work comprises the installation of 230 km x 36" diameter gas pipeline and associated land-fall and tie-in works. The vessel Castoro Sei will carry out most of the pipelay between second and third quarter 2006.

In the onshore construction segment, Saipem has been awarded the lump sum turnkey contract of de-bottlenecking for Soku LNG Gas Supply Plant Facilities, in Nigeria.

The contract, awarded by Shell Petroleum Development Company of Nigeria Ltd., amounts to approximately 150 million USD (approximately 120 million Euro). The scope of work encompasses engineering, procurement and construction (EPC) of additional facilities at the LNG Gas Supply Plant located in Soku, Nigeria, to increase its capacity and also improve operability

The completion of activities is expected in the second half of 2006.

San Donato Milanese, 24th August 2004

PRESS RELEASE

SIX-MONTHLY REPORT AT 30TH JUNE 2004

Saipem confirms net income of 82 million euros

The Board of Directors of Saipem S.p.A. has today approved Saipem Group consolidated financial statements for the six months ended 30th June 2004. The consolidated income statement shows an operating income of € 127 million (138 million in the first half of 2003) and a net income of € 82 million (90 million in the first half of 2003), as reported on 28th July 2004 upon the approval of the Second Quarter Report at 30th June 2004.

The Saipem Group Six-monthly Report has been submitted to the company Statutory Auditors and Independent Auditors.

We enclose Saipem Group Reclassified Consolidated Balance Sheet and Reclassified Consolidated Income Statements by nature and destination of costs.

San Donato Milanese, 16th September 2004

SAIPEM GROUP

RECLASSIFIED CONSOLIDATED BALANCE SHEET

(million euros)

	31st December 2003		30th June 2004	
Net tangible fixed assets	1,694		1,699	
Net intangible fixed assets	851		832	
Net tangible and intangible fixed assets		2,545		2,531
- Offshore Construction	1,127		1,118	
- Offshore Drilling	656		664	
- Leased FPSO	89		89	
- Onshore Construction	244		244	
- Onshore Drilling	95		84	
- LNG	193		192	
- MMO	85		81	
- Other	56		59	
Financial investments		26		25
Non-current assets		**2,571**		**2,556**
Inventories	307		344	
Other current assets	1,529		1,652	
Current liabilities	(1,915)		(1,953)	
Provision for contingencies	(117)		(133)	
Net current assets		**(196)**		**(90)**
Employee termination benefits		**(31)**		**(32)**
CAPITAL EMPLOYED		**2,344**		**2,434**
Group Shareholders' equity		**1,368**		**1,402**
Minority interest in net equity		**23**		**23**
Net financial debt – medium/long term	578		567	
Net financial debt – short term	375		442	
Net debt		**953**		**1,009**
COVER		**2,344**		**2,434**
SHARES ISSUED AND OUTSTANDING		**440,713,700**		**440,958,400**

SAIPEM GROUP

RECLASSIFIED CONSOLIDATED INCOME STATEMENTS BY NATURE OF COSTS

(million euros)

First Half	2003	2004
Operating revenues	**1,868**	**1,911**
Other revenues and income	4	5
Purchases, services and other costs	(1,250)	(1,317)
Payroll and related costs	(355)	(352)
GROSS OPERATING INCOME	**267**	**247**
Amortisation, depreciation and write-downs	(129)	(120)
OPERATING INCOME	**138**	**127**
Financial expenses, net	(26)	(22)
Income from investments	8	7
INCOME BEFORE INCOME TAXES	**120**	**112**
Income taxes	(30)	(28)
NET INCOME BEFORE MINORITY INTEREST	**90**	**84**
Minority interest	–	(2)
NET INCOME	**90**	**82**

SAIPEM GROUP

RECLASSIFIED CONSOLIDATED INCOME STATEMENTS BY DESTINATION OF COSTS

(million euros)

First Half	2003	2004
Operating revenues	**1,868**	**1,911**
Production costs	(1,593)	(1,651)
Idle costs	(41)	(38)
Selling expenses	(36)	(36)
Research and development costs	(4)	(3)
Other operating income, net	1	2
CONTRIBUTION FROM OPERATIONS	**195**	**185**
General and administrative expenses	(57)	(58)
OPERATING INCOME	**138**	**127**
Financial expenses, net	(26)	(22)
Income from investments	8	7
INCOME BEFORE INCOME TAXES	**120**	**112**
Income taxes	(30)	(28)
NET INCOME BEFORE MINORITY INTEREST	**90**	**84**
Minority interest	–	(2)
NET INCOME	**90**	**82**

Saipem

82.4776

Eni GROUP

Press Release

New offshore construction contracts of approximately 235 million Euro awarded to Saipem

Saipem, an Eni company, has been awarded two contracts for the fabrication, transport and installation of offshore structures relating to the development of the Phase3 on the Azeri-Chirag- Gunashli (ACG) field, located 120 kilometres south east of Baku, in the Azerbaijan sector of the Caspian Sea.

The two contracts have been awarded by Azerbaijan International Operating Company (AIOC), and have an approximately value of 235 million Euro. Works are expected to be finished within 2007.

The first contract covers the fabrication and load out of a template and two jackets and associated piles, with a total weight in excess of 45.000 tons.

The second contract involves the transport and installation activities for the two platforms including a template, two jackets and two topsides.

Saipem had been already awarded by AIOC contracts for the fabrication and installation of offshore structures Phase 1and 2 of the ACG project.

San Donato Milanese, 20th September 2004